UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to ___________

Commission File Number 1-8777

Virco Mfg. Corporation
Employee Stock Ownership Plan

Virco Mfg. Corporation

2027 Harpers Way
Torrance, California 90501

INTRODUCTION

Virco Mfg. Corporation, a Delaware corporation, has established the Employee Stock Ownership Plan (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)	Financial statements:

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

Consent of Independent Auditors

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Auditors	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	16

Schedule H, Line 4j — Schedule of Reportable Transactions	17

Exhibit

Consent of Independent Auditors	18

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2001, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation Employee Stock Ownership Plan

Date: June 27, 2002	By	/s/ Robert Dose

Robert Dose Vice President — Finance

/s/ Bassey Yau

Bassey Yau Corporate Controller

Report of Independent Auditors

Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Long Beach, California
June 27, 2002

Virco Mfg. Corporation
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31

	2001	2000

Assets
Investments (at fair value):
Interest-bearing cash	$105,423	$252,031
Mutual funds	6,308,209	6,223,759
Common stocks	6,191,860	5,894,129
Participant loans	403,725	361,581

	13,009,217	12,731,500
Participants’ contributions receivable	—	140,796
Accrued interest and dividend income	—	42,766

Total assets	13,009,217	12,915,062

Liabilities
Loan payable	—	696,098
Payable to Virco Mfg. Corporation	444,231	—
Accrued interest	—	5,229
Excess participants’ contributions	—	93,717

Total liabilities	444,231	795,044

Net assets available for benefits	$12,564,986	$12,120,018

See accompanying notes.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31

	2001	2000

Additions to net assets attributed to:
Participant contributions	$2,273,339	$2,180,914
Earnings on investments:
Interest	206,540	183,366
Dividends	136,982	50,150
Net appreciation (depreciation) in fair value	155,798	(1,463,339)

Total additions	2,772,659	951,091
Deductions from net assets attributable to:
Benefits paid to participants	2,120,098	714,651
Principal payments on loans	169,674	—
Excess contributions	—	93,717
Interest expense	37,919	20,917

Total deductions	2,327,691	829,285

Net increase	444,968	121,806
Net assets available for plan benefits:
Beginning of year	12,120,018	11,998,212

End of year	$12,564,986	$12,120,018

See accompanying notes.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2001

1. Plan Description

Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (the Plan) effective as of April 1, 1993, as a leveraged employee stock ownership plan (ESOP). The Plan was designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is an employee stock ownership plan with a 401(k) cash or deferred arrangement provision. The portion of the Plan that is a cash or deferred arrangement is intended to constitute a plan described in ERISA section 404(c) to the extent amounts are invested in assets or funds other than Company Stock. The Plan is administered by a Plan Committee comprising at least two persons appointed by the Company’s Board of Directors.

The Plan’s assets were held by U.S. Trust Company of California (U.S. Trust) until September 30, 2001. Effective October 1, 2001, the Company changed its trustee from U.S. Trust to Security Trust Company (Security Trust) and all the Plan’s assets were transferred to Security Trust subsequent to September 30, 2001. Contributions are held and managed by Security Trust, which invests cash received, interest and dividend income, and makes distributions to participants.

Employees of the Company are eligible to participate if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year. Eligible employees may defer from 1% to 15% of basic compensation on a before-tax basis, limited to $10,500 in 2001 and 2000; however, the maximum monthly contribution percentage decreases for highly compensated employees. Contributions are held by Security Trust in a Cash and Cash Equivalents Account (a market rate account which earns interest) until receipt of instructions from the Plan Administrator on how to allocate the contributions among the investment funds. No current income tax liability accrues to the participants in connection with Company contributions, interest, dividends or capital gains (losses) realized by the Plan.

Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. However, participants may make withdrawals while still employed anytime after reaching the age of 59-1/2, or if the participant becomes disabled as defined in the Plan. Withdrawals can

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

also be made while still employed due to a “hardship” need. These withdrawals may be made once during any 12-month period and must comply with Code Section 401(k) and the applicable regulations. Participants in the Virco Mfg. Corporation Common Stock Fund may request Company Common Stock, valued at current market value, in lieu of cash.

All shares of Company Common Stock allocated to participant accounts are voted by Security Trust in accordance with the participant’s instructions. Allocated shares not voted by participants are voted pro rata by Security Trust based on votes actually cast by participants.

The participant is immediately 100% vested in the value of his contributions and is automatically 100% vested in the value of any matching contributions on the participant’s 65th birthday, death, or if he becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant’s vesting in the value of any matching or other Company contributions will be based upon the participant’s years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest

Less than 3	0%
3, but less than 4	20%
4, but less than 5	40%
5, but less than 6	60%
6, but less than 7	80%
7 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan.

The Company reserves the right to change or discontinue the Plan at any time. If the Plan is fully or partially terminated within the meaning of applicable federal law, each affected participant will be 100% vested in the value of his account as of the date of the Plan termination.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Subject to the amendment or termination of the Plan, as of the last day of a Plan year, the Company may, in its sole discretion, make a matching contribution to each participant’s account to the extent that the participant has contributed to the Virco Mfg. Common Stock Fund. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company Common Stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the years ended December 31, 2001 and 2000.

Participants who maintain account balances of $2,000 or more are eligible to borrow up to 50% of their vested account balance. The amount borrowed cannot exceed $50,000 and the terms of the loans are generally for a period of five years. Participant loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participant’s vested interest.

Additional information about the Plan is contained in the “Virco Mfg. Corporation Employee Stock Ownership Plan Summary Plan Description.” Copies of this document are available from the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method using accounting principles generally accepted in the United States.

Valuation of Assets

Investments are stated at fair value. The fair value of assets is determined on the basis of the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific-identification method.

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Earnings Allocation

Net investment income (loss) of each Fund is allocated quarterly to the individual participant’s accounts based on the ratio of each participant’s balance to the total of all participant balances as of the beginning of the month.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2000 have been reclassified to conform to the 2001 presentation.

3. Investments

Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options listed below. All employer contributions are made to the Virco Mfg. Corporation Common Stock Fund until the employee reaches age 55, after which time the Company’s contributions are made in cash and participants can allocate the funds to any of the options.

•	Virco Mfg. Corporation Common Stock Fund — Funds are invested in the Company’s Common Stock.

•	Excelsior Institutional Equity Fund — Funds are invested in common stocks and similar equities with a potential growth for capital. It may also invest in government or corporate bonds and cash equivalents.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

•	Excelsior Institutional Total Return Bond Fund — Funds are invested in investment grade fixed income securities to maximize the total rate of return consistent with moderate risk of capital and maintenance of liquidity.

•	Excelsior Institutional Money Fund — Funds are invested in U.S. dollar-denominated money market obligations with maturities of 397 days or less.

•	Cash Management Trust of America Fund — The Fund invests substantially in high quality money market instruments, such as commercial paper, commercial bank obligations, savings association obligations, U.S. or Canadian government securities, and short-term corporate bonds and notes. In addition, the Fund may invest in securities issued by non-U.S. entities or in securities with credit and liquidity support features provided by non-U.S. entities. Investments are not FDIC-insured, nor are they deposits of, or guaranteed by, a bank or any other entity.

•	Bond Fund of America — The Fund invests the majority of its assets in bond and other debt securities rated A and above, including securities issued by the U.S. and other governments and securities backed by mortgages and other assets. The Fund may also invest significantly in high-yield, high-risk bonds. The Fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long term. The Fund may decline in value in response to certain events, such as changes in the market or general economy; the values of debt securities held by the Fund may be affected by changing interest rates or credit ratings; high-yield, high-risk and longer maturity bonds will be subject to greater credit risk and price fluctuations than higher quality, shorter maturity bonds. The value of certain securities may also be affected by currency fluctuations.

•	Paine Webber Brinson Tactical Allocation Fund — The Fund’s benchmark in the S&P 500 Index. Investors in the Fund should be able to withstand short-term fluctuations in the equity markets in return for potentially high returns over the long term. The value of the Fund’s portfolio changes every day and can be affected by changes in interest rates, general market conditions and other political, social and economic developments, as well as specific matters relating to the companies in whose securities the Fund invests.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

•	Oppenheimer Quest Balanced Value Fund — This Fund is designed for those who seek growth of capital and investment income in a diversified portfolio. The Fund looks to invest in large, well-established companies undervalued by the market, companies that fundamental analysis identifies as solid, well-managed businesses, and fixed income securities to protect against risk. The value for the Fund’s portfolio changes every day and can be affected by changes in interest rates, general market conditions and other political, social and economic developments, as well as specific matters relating to the companies in whose securities the Fund invests.

•	Alliance Growth & Income Fund — The Fund invests primarily in dividend-paying common stocks of good quality, and may also invest in fixed income and convertible securities. The investment return and principal value of an investment in the Fund will fluctuate as the prices of the individual securities in which it invests fluctuate, and the value of an investment in the Fund may decline. The value of the Fund’s portfolio changes every day and can be affected by changes in interest rates, general market conditions and other political, social and economic developments, as well as specific matters relating to the companies in whose securities the Fund invests.

•	Goldman Sachs Internet Toll Keeper Fund — The Fund targets telecommunications, media, technology and Internet companies which have dominant market share, strong brand names and recurring revenue streams (Internet Tollkeepers). The Fund is subject to greater risk of loss as a result of adverse economic, business and other developments, than if its investments were diversified across different industry sectors. Securities of issuers held by the Fund may lack sufficient market liquidity to enable the Fund to sell securities at an advantageous time or without a substantial drop in price. The Fund invests in “Internet Tollkeeper” companies, and its net asset value may fluctuate substantially over time. Because the Fund concentrates its investments in Internet Tollkeeper companies, the Fund’s performance may be substantially different from the returns of the broader stock market and of “pure” Internet funds.

Cash and short-term marketable securities may be held in any or all of these funds pending investment or distribution.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Participants may change investment choices once during any Plan quarter by transferring a percentage from one investment fund to another effective as of the last day of that quarter. Elections to move assets from one fund to another will also be given effect as of the end of the Plan quarter. The investments in shares of the Fund are valued at the closing net asset value per share as determined by the appropriate Fund portfolio at year-end.

The Plan’s investments, as held by Security Trust Company at December 31, 2001, are as follows:

Identity of Issue	2001

Interest-bearing cash	$105,423
Goldman Sachs Internet Toll Keeper Fund	3,118
Alliance Growth & Income Fund	2,609
Bond Fund of America	1,214,847
Oppenheimer Quest Balanced Value Fund	3,032
Paine Webber Brinson Tactical Allocation Fund	4,658,808
Cash Management Trust of America Fund	425,795
Virco Mfg. Corporation Common Stock	6,191,860
Participant loans	403,725

$13,009,217

The Plan’s investments, as held by U.S. Trust at December 31, 2000, are as follows:

Identity of Issue	2000

Interest-bearing cash	$252,031
Excelsior Institutional Money Fund	2,557,558
Excelsior Institutional Total Return Bond Fund	506,834
Excelsior Institutional Equity Fund	3,159,367
Virco Mfg. Corporation Common Stock	5,894,129
Participant loans	361,581

$12,731,500

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows:

	Year ended December 31

	2001	2000

Excelsior Institutional Total Return Bond Fund	$16,913	$28,877
Excelsior Institutional Equity Fund	(929,122)	(349,961)
Virco Mfg. Corporation Common Stock	670,371	(1,142,255)
Bond Fund of America Fund	(1,301)	—
Paine Webber Brinson Tactical Allocation Fund	389,774	—
Cash Management Trust of America Fund	9,181	—
Other	(18)	—

Net appreciation (depreciation) for the year	$155,798	$(1,463,339)

The unallocated balances at December 31 and the year then ended represent non-participant activity and are as follows:

	2001	2000

Assets
Virco Mfg. Corporation common stock	$444,231	$552,396
Other	—	1,221

	444,231	553,617
Liabilities
Loan payable	—	696,098
Payable to Virco Mfg. Corporation	444,231	—
Other	—	5,229

Unallocated balance	$—	$(147,710)

	2001	2000

Additions:
Earnings on investments	$3,495	$3,169
Net appreciation (depreciation) in fair value	203,533	(97,766)

	207,028	(94,597)
Deductions:
Interest	22,527	20,917

	184,501	(115,514)
Net investment fund transfers	(36,791)	(581)

Net increase (decrease)	147,710	(116,095)
Net assets available for benefits:
Beginning of year	(147,710)	(31,615)

End of year	$0	$(147,710)

4. Loan Payable

The Plan had a $1,500,000 Revolving Line of Credit Agreement (the Agreement), as amended, with Wells Fargo Bank, N.A. (the Bank) expiring October 1, 2004. Under the Agreement, the Bank made advances to the Plan from time to time to enable the Plan to

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4. Loan Payable (continued)

purchase Company Common Stock. The Common Stock purchased was pledged to the Bank as security. All indebtedness of the Plan to the Bank was guaranteed by the Company up to the principal amount of $1,500,000 and all borrowings in excess of $500,000 were to be authorized by the Company’s Board of Directors. Outstanding borrowings, which bear interest at the prime rate, were $696,098 at December 31, 2000. The outstanding loan balance was repaid on December 18, 2001. For 2001 and 2000, the interest rate averaged 7.8% and 9.3%, respectively.

5. Transactions With Parties-in-Interest

The Plan purchases Company Common Stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions, respectively. The per share purchase price is determined to be the lesser of (a) the closing market price on the day of transaction, or (b) the average closing price for the last 20 days in which 1,000 or more shares were publicly traded, less a 5% discount.

At December 31, 2001, the Plan owed $444,231 of Virco Mfg. Corporation Common Stock to the Company for unallocated ESOP shares repurchased by the Company but not yet transferred.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31

	2001	2000

Net assets available for benefits per the financial statements	$12,564,986	$12,120,018
Amounts allocated to withdrawing participants	—	(611,021)

Net assets available for benefits per Form 5500	$12,564,986	$11,508,997

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year ended December 31

	2001	2000

Benefits paid to participants per the financial statements	$2,120,098	$714,651
Add: Amounts allocated on Form 5500 to withdrawn participants at end of current year	—	611,021
Less: Amounts allocated on Form 5500 to withdrawn participants at end of prior year	(611,021)	(198,681)

Benefits paid to participants per Form 5500	$1,509,077	$1,126,991

Amounts allocated to withdrawn participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 10, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are borne by the Plan sponsor.

Virco Mfg. Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

9. Subsequent Event

Effective January 1, 2002, the Company amended the Plan and renamed the Plan the Virco Mfg. Corporation 401(k) Plan. Under the amended Plan, the leveraged feature which allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

While the amended Plan provides substantially the same benefits as previously, the vesting schedule was amended as follows:

Years of Service	Vested Interest

Less than 2	0%
2, but less than 3	20%
3, but less than 4	40%
4, but less than 5	60%
5, but less than 6	80%
6 or more	100%

Additionally, the investment selections were increased and participants are allowed to direct the investment of their accounts on a daily, rather than quarterly basis.

The Company has received a favorable determination letter from the Internal Revenue Service dated June 11, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code.

Additional information about the amended Plan is contained in the “Virco Mfg. Corporation 401(k) Plan Summary Plan Description.” Copies of this document are available from the Company. Participants should refer to the Plan document for a more complete description of the Plan.

Supplemental Schedules

Virco Mfg. Corporation
Employee Stock Ownership Plan
EIN: 95-1613718 Plan: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

	Description of		Current
Identity of Issue	Investment	Cost	Value

Security Trust Company*	Cash account	$105,423	$105,423
Alliance Growth & Income Fund	Mutual fund	2,609	2,609
Bond Fund of America	Mutual fund	1,198,559	1,214,847
Paine Webber Brinson Tactical Allocation Fund	Mutual fund	4,249,713	4,658,808
Cash Management Trust of America	Mutual fund	422,239	425,795
Goldman Sachs Internet Toll Keeper Fund	Mutual fund	3,126	3,118
Oppenheimer Quest Balanced Value Fund	Mutual fund	3,043	3,032
Virco Mfg. Corporation Common Stock*	Common Stock	5,219,046	6,191,860
Participant Loans*	**		403,725

			$13,009,217

*	Party-in-interest.

**	The participant loans represent loans to 149 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants’ vested interests. The prime rate ranged from 9.05% to 4.84% in the current year.

Virco Mfg. Corporation
Employee Stock Ownership Plan
EIN: 95-1613718 Plan: 002

Schedule H, Line 4j — Schedule of Reportable Transactions

For the year ended December 31, 2001

		Number of
				Total Value	Total Value	Net Gain
Identity of Party Involved	Description of Asset	Purchases	Sales	of Purchases	of Sales	(Loss)

Category (iii) — series of transactions in excess of 5% of Plan assets:
Virco Mfg. Corporation*	Common Stock	35	37	1,184,446	800,497	46,223

*	Party-in-interest.

There were no category (i), (ii), or (iv) transactions during the year ended December 31, 2001.